No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 4, 2015, the Company filed its Documents on Corporate Governance with the Tokyo Stock Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 21, 2015

CORPORATE GOVERNANCE

HONDA MOTOR CO., LTD.

Last updated: August 4, 2015

Honda Motor Co., Ltd.

Takahiro Hachigo

Contact and telephone number: Legal Division

Telephone: 03-3423-1111 (main number)

Securities code number: 7267

http://www.honda.co.jp

The status of corporate governance at Honda Motor Co., Ltd. (hereinafter, “Honda”, the “Company”) is as follows.

I.	Basic Approach to Corporate Governance, and Capital Composition, Corporate Attributes and Other Basic Information

1.	Basic Approach

Honda strives to enhance corporate governance as one of the most important tasks for its management, based on the Company’s basic principle, in order to strengthen the trust of our shareholders/investors, customers and society; encourage timely, decisive and risk-considered decision-making; seek sustainable growth and the enhancement of corporate value over the mid- to long-term; and become “a company that society wants to exist”.

Reasons for non-compliance

— Supplementary Principle 4.1.2 stating that recognizing that a mid-term business plan is a commitment to shareholders, the board should do their best to achieve the plan.

In order to make the optimum business judgment promptly and flexibly in today’s constantly changing business environment and at the same time to disclose information in an ideal way for shareholders and investors to help them understand the Company’s business strategies and financial performance correctly, the Company announces the long-term business strategy, its visions and business outlook for the single fiscal year.

The Company’s midterm targets are not announced currently: however, the Executive Council decides on a company-wide midterm policy including the midterm targets, checks the progress, conducts analysis, and revises the midterm targets and policies as necessary. The Board of Directors passes the resolution on a company-wide midterm policy planned by the Executive Council, receives reports on the progress and analysis, and monitors/supervises the conditions.

— Principle 4.8 stating that Companies should appoint at least two independent directors that sufficiently have such qualities.

At present, the Company has appointed two outside directors to seek advice on the business activities from objective, broad and highly sophisticated perspectives.

However, as for one of the outside directors, a notification stating that he is an independent director has not been sent because he had been executing business of the bank which had business connections with the Company, including deposits, foreign and domestic exchange, etc.

Although not stated that he is an independent director, the director concerned has no special conflicts of interest with the Company, thus the Company judges that no conflicts of interest will arise with the Company’s shareholders in general. Based on his abundant experience and considerable knowledge regarding corporate management, he is playing a contributory role in sustainable growth of the company and medium- and long-term enhancement of the corporate value by giving useful advices at the Board of Directors, to a sufficient degree.

The Company aims to have two independent directors fulfilling the independence standards set forth by the company’s Board of Directors.

— Supplementary Principle 4.10.1 stating that Companies should strengthen the independence, objectivity and accountability of board functions on the matters of nomination and remuneration, by, for example, establishing optional advisory committees under the board to which independent directors make significant contributions.

As for the nomination of candidates for directors and corporate auditors, and appointment of the executive officers, based on the policy for appointment of candidates set forth by the Board of Directors including the outside directors, the Board of Directors deliberates and decides the person who agrees with the policy. In addition, remuneration are determined appropriately within the remuneration budgets which resolution is passed at the shareholders’ meeting and in accordance with the remuneration policy set forth by the Board of Directors including the outside directors and the remuneration standards. Thus, the company believes optional advisory committees are not necessary and existing structure is appropriately functioning.

Disclosure based on each Corporate Governance Code

Based on the Board of Directors resolutions, “Honda Corporate Governance Basic Policies” showing the company’s basic concept, framework and implementation policy are determined and posted on our website.

URL of “Honda Corporate Governance Basic Policies”: http://world.honda.com/investors/policy/pdf/governance_basic_policies150731.pdf

[Principle 1.4] Basic policy about cross-shareholdings and the voting rights as to the cross-shareholdings

Refer to the Article 15 (Basic Policies for Cross-Shareholdings and Exercise of Voting Rights as to Cross-Shareholdings) of the “Honda Corporate Governance Basic Policies.”

[Principle 1.7] Related Party Transactions

Refer to the Article 7 (Conflicting Interest Transactions) of the “Honda Corporate Governance Basic Policies.”

[Principle 3.1]

(1) Business principles, business strategies and business plans

Basic principles:	Honda Philosophy is posted on our website.

Business strategies:	“Direction for the next 10 years” is planned in 2010 and announced.

Business plans:	Business forecast for each fiscal year is announced.

(2) Basic views and guidelines on corporate governance

Refer to the “Honda Corporate Governance Basic Policies.”

(3) Basic policies and procedures in determining the remuneration of the directors, executive officers and corporate auditors

Refer to the Article 12 (Remuneration Policies) of the “Honda Corporate Governance Basic Policies.”

(4) Policies and procedures in the nomination of the candidates for directors and corporate auditors and the appointment of the operating officers

Refer to the Article 4 (Policy for Selection of Candidates for Directors), Article 9 (Appointment Policies and Terms of Office of Executive Officers), and Article 11 (Policy for Selection of Candidates for Corporate auditors) of the “Honda Corporate Governance Basic Policies.”

(5) Explanations with respect to the individual nominations of candidates for directors and corporate auditors

Refer to the “convening notices for general shareholder meetings” posted on our website.

[Supplementary Principles 4.1.1] Matters to be decided by the Board of Directors and the scope of the matters delegated to the management

Refer to the Article 2 (Roles and Responsibilities of the Board of Directors) of the “Honda Corporate Governance Basic Policies.”

[Principle 4.9] Independence Standards and Qualification for Independent Directors

Refer to the Annex 1 (Criteria for Independence of Outside Directors) of the “Honda Corporate Governance Basic Policies” and II-1 of this report (Matters Relating to Independent Directors and Auditors).

[Supplementary Principles 4.11.1] View on the appropriate balance between knowledge, experience and skills of the board as a whole, and also on diversity and appropriate board size

Refer to the Article 3 (Constitution of the Board of Directors) of the “Honda Corporate Governance Basic Policies.”

[Supplementary Principles 4.11.2] Conditions of the directors and corporate auditors also serving as directors at other companies

Refer to the “convening notices for general shareholder meetings” posted on our website.

[Supplementary Principles 4.11.3] Self-evaluations of the Board of Directors

Refer to the Article 6 (Approaches for Improving Board Effectiveness — Self-Evaluations) of the “Honda Corporate Governance Basic Policies.”

[Supplementary Principles 4.14.2] Training policy for directors and corporate auditors

Refer to the Article 6 (Approaches for Improving Board Effectiveness — Director and Corporate Auditors Training) of the “Honda Corporate Governance Basic Policies.”

[Principle 5.1] Policy for Constructive Dialogue with Shareholders

Refer to the Article 16 (Policies for Dialogue with Shareholders) and the Annex 2 (Policies for Promoting Dialogue with Shareholders) of the “Honda Corporate Governance Basic Policies.”

2.	Capital Composition

Percentage of shares held by foreign investors: 30% or more

Principal Shareholders

Name or Designation	Number of Shares Held (thousands)	Percentage of Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	104,755	5.8
Moxley & Co. LLC	83,945	4.7
The Master Trust Bank of Japan, Ltd. (Trust Account)	70,922	3.9
State Street Bank and Trust Company 505223	52,503	2.9
Meiji Yasuda Life Insurance Company	51,199	2.8
State Street Bank and Trust Company	43,820	2.4
Tokio Marine & Nichido Fire Insurance Co., Ltd.	42,553	2.4
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,686	2.0
Nippon Life Insurance Company	27,066	1.5
Mitsui Sumitomo Insurance Company, Limited	25,739	1.4

Existence of controlling shareholders (excluding the parent company): —

Existence of a parent company: None

Supplementary explanation: —

3.	Corporate Attributes

Stock Exchange Listings and market classification: Tokyo Stock Exchange, First Section

Annual closing of accounts: March

Industry classification: Transportation equipment

Number of employees (on a consolidated basis) on the closing date of previous fiscal year: 1,000 or more

Net sales (consolidated) in the previous fiscal year: ¥1 trillion (1,000,000,000,000) or more

Number of consolidated subsidiaries on the closing date of the previous fiscal year: 300 or more

4.	Guidelines for Measures for Protection of Minority Shareholders when Conducting Transactions, Etc., with Controlling Shareholders

—

5.	Other Special Situations That Might Have a Major Influence on Corporate Governance

The Company has two subsidiaries that are listed companies. The Company respects the independence of these listed companies and other subsidiaries.

II.	Overview of Management Supervisory Organization Related to Decision Making, Execution and Supervision and Other Corporate Governance Systems

1.	Matters Related to Governance Units and Their Operation, Etc.

Form of governance organization: Company with corporate auditors

Information on Directors

Number of directors specified in the Articles of Incorporation: 15

Term of directors specified in the Articles of Incorporation: 1 year

Chairperson of the Board of Directors: Chairman

Current number of directors: 14

Appointment of outside directors: Appointed

Number of outside directors: 2

Number of directors specified as independent directors: 1

Relationship with the Company (1)

Name	Affiliation	Relationship with the Company
		a	b	c	d	e	f	g	h	i	j	k
Nobuo Kuroyanagi	From another company	No	No	No	No	No	No	No		No	No	No

Hideko Kunii	Scholar	No	No	No	No	No	No	No	No	No	No	No

* Options for Categories of Relationship with the Company

* If any of the items above apply to the outside directors himself/herself “now or recently”, please mark with a “ ” and, if any of the items above applied to the outside directors himself/herself in the “past”, please mark with a “ ”.

* If any of the items above apply to a family member or a close relative “now or recently”, please mark with a “●” and, if any of the items above applied to any of them in the “past”, please mark with a “▲”.

a. person who executes business of the listed company or its subsidiary;

b. directors who are executive personnel or non-executive personnel of a parent company of the listed company;

c. person who executes business of a fellow subsidiary of the listed company;

d. party for which the listed company is a major customer or a person who executes its business;

e. listed company’s major customer or a person who executes its business;

f. consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/auditorship from the listed company;

g. listed company’s major shareholder (where the said major shareholder is a company, a person who executed its business);

h: person who executes the business of a customer of the listed company (where any of items d, e and f do not apply to such customer) (this item only applies to the outside director himself/herself)

i: person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the outside director himself/herself)

j: person who executes the business of an entity to whom the listed company makes donations (this item only applies to the outside director himself/herself)

k. Other

Relationship with the Company (2)

Name: Nobuo Kuroyanagi

Status as independent director: No

Supplementary explanation of applicable items:

Outside director Nobuo Kuroyanagi held the position of director and chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. until March 2012. The Company has transactions with The Bank of Tokyo-Mitsubishi UFJ, including deposits, foreign and domestic exchange, etc.

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director):

Based on his abundant experience and considerable knowledge regarding corporate management, the Company wishes to receive his advice regarding the Company’s operations from an objective and highly sophisticated perspective.

There are no special conflicts of interest between the Company and Nobuo Kuroyanagi, and the Company’s judgment is that no conflicts of interest will arise with the Company’s shareholders in general.

Name: Hideko Kunii

Status as independent director: Yes

Supplementary explanation of applicable items: —

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director):

Based on her abundant experience and considerable knowledge regarding corporate activities and the software field in Japan as well as overseas and her active involvement in the area of gender equality, the Company wishes to receive her advice regarding the Company’s operations from an objective and highly sophisticated perspective.

In addition, she is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Hideko Kunii.

Existence of any optional committee corresponding to a nominating committee or a compensation committee: None

Information on Corporate Auditors

Existence of a Board of Corporate Auditors: Established

Number of corporate auditors specified in the Articles of Incorporation: 7

Current number of corporate auditors: 5

Collaboration among the Corporate Auditors, Accounting Auditors and the Audit Office

During fiscal year 2014, the Corporate Auditors and Accounting Auditors held 13 meetings. The Accounting Auditors explained and reported to the Corporate Auditors their auditing plans, results of their auditing activities, etc., and exchanged opinions.

The Corporate Auditors receive periodic reports from the Audit Office (with 39 staff members), which is the internal auditing department of the Company, regarding auditing policies, auditing plans and the results of audits. In addition, the Corporate Auditors and the Audit Office implement internal audits independently and in collaboration with one another.

Appointment of outside corporate auditors: Appointed

Number of outside corporate auditors: 3

Number of outside corporate auditors specified as independent outside corporate auditors: 3

Relationship with the Company (1)

Name	Affiliation	Relationship with the Company
		a	b	c	d	e	f	g	h	i	j	k	l	m
Toshiaki Hiwatari	Attorney at law	No	No	No	No	No	No	No	No	No	No	No	No	No

Hideo Takaura	Certified public accountant	No	No	No	No	No	No	No	No	No	No	No	No	No

Mayumi Tamura	From another company	No	No	No	No	No	No	No	No	No	No	No	No	No

* Options for Categories of Relationship with the Company

* If any of the items above apply to the outside directors himself/herself “now or recently”, please mark with a “ ” and, if any of the items above applied to the outside directors himself/herself in the “past”, please mark with a “ ”.

* If any of the items above apply to a family member or a close relative “now or recently”, please mark with a “●” and, if any of the items above applied to any of them in the “past”, please mark with a “▲”.

a. person who executes business of the listed company or its subsidiary;

b. directors who are not executive personnel or accounting advisors of the listed company or its subsidiary;

c. directors who are executive personnel or non-executive personnel of a parent company of the listed company;

d. corporate auditors of a parent company of the listed company;

e. person who executes business of a fellow subsidiary of the listed company;

f. party for which the listed company is a major customer or a person who executes its business;

g. listed company’s major customer or a person who executes its business;

h. consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/auditorship from the listed company;

i. listed company’s major shareholder (where the said major shareholder is a company, a person who executed its business);

j: person who executes the business of a customer of the listed company (where any of items f, g and h do not apply to such customer) (this item only applies to the outside corporate auditor himself/herself)

k: person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the outside corporate auditor himself/herself)

l: person who executes the business of an entity to whom the listed company makes donations (this item only applies to the outside corporate auditor himself/herself)

m. Other

Relationship with the Company (2)

Name: Toshiaki Hiwatari

Status as independent Auditor: Yes

Supplementary explanation of applicable items: —

Reasons for the selection of this Outside Corporate Auditor (In the case a Corporate Auditor is specified as an independent Auditor, include information on the reasons for selection as an independent Auditor.):

Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from a broad and sophisticated perspective.

In addition, he is specified as an independent auditor, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Toshiaki Hiwatari.

Name: Hideo Takaura

Status as independent Auditor: Yes

Supplementary explanation of applicable items: —

Reasons for the selection of this Outside Corporate Auditor (In the case a Corporate Auditor is specified as an independent Auditor, include information on the reasons for selection as an independent Auditor.):

Based on abundant experience and considerable knowledge as a certified public accountant, he conducts auditing activities from a broad and sophisticated perspective.

In addition, he is specified as an independent auditor, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Hideo Takaura.

Name: Mayumi Tamura

Status as independent Auditor: Yes

Supplementary explanation of applicable items: —

Reasons for the selection of this Outside Corporate Auditor (In the case a Corporate Auditor is specified as an independent Auditor, include information on the reasons for selection as an independent Auditor.):

Based on abundant experience and considerable knowledge regarding corporate management, she conducts auditing activities from a broad and sophisticated perspective.

In addition, she is specified as an independent auditor, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Mayumi Tamura.

Matters Relating to Independent Directors and Auditors

Number of independent directors and auditors: 4

Other Matters Related to Independent Directors and Auditors

Criteria for Independence of Outside Directors/Outside Corporate Auditors

The Company’s board of directors will determine that an outside director/outside corporate auditor is sufficiently independent from the Company if it determines that the said outside director/outside corporate auditor satisfies the requirements set forth below:

1. He/She is not a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company group during the last five years.

2. He/She is not, and has never been, any of the following during the last five years:

1) a person who executes the business of a large shareholder (*2) of the Company;

2) a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3) a person who executes the business of a major lender of the Company (*4);

4) a person who belongs to an audit corporation which conducts statutory audits for the Company;

5) a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors and outside corporate auditors of the Company;

6) a person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the Company; or

7) a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3. No family member, close relative, etc. of the outside director/outside corporate auditor currently falls under any of items 1) through 7) in paragraph 2 above.

4. The total number of years of office of the outside director/outside corporate auditor does not exceed 8 years.

*1 A “family member, close relative, etc.” means a spouse of an outside director/outside corporate auditor, a first or second degree relative, or any other relative who lives in the same place as the outside director/outside corporate auditor.

*2 A “large shareholder” means a person who is one of the top 10 shareholders in terms of shareholding as of the end of a fiscal year.

*3 A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated net sales of the Company or the said customer.

*4 A “major lender” means a financial institution from which the Company borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5 A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6 An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

Provision of Incentives

Status of measures to provide incentives to directors: Introduction of a performance-linked remuneration system.

Supplementary Explanation of Matters Related to This Item

The Company pays bonuses to Directors that reflect performance in each fiscal year.

Persons Eligible for Stock Options: —

Supplementary Explanation of Matters Related to This Item: —

Matters Related to the Remuneration of Directors

Status of Disclosure of Remuneration of Individual Directors: Disclosed only for certain individuals

Supplementary Explanation of Matters Related to this Item

The total Directors’ remuneration paid to the 15 Directors in fiscal year 2014 was ¥594 million. Of this amount, the three Outside Directors received a total of ¥23 million. The five Corporate Auditors received ¥181 million in total, and the three Outside Corporate Auditors were paid ¥47 million. Thus, the total remuneration for all Directors and Corporate Auditors was ¥775 million. Also, regarding Directors’ bonuses, the 13 Directors were paid a total of ¥252 million. Of this amount, the two Outside Directors received a total of ¥7 million.

Additionally, in fiscal year 2014, Director and Chairman Fumihiko Ike received Director’s remuneration of ¥72 million and a Director’s bonus of ¥30 million, a total of ¥102 million, and Director Takanobu Ito received Director’s remuneration of ¥96 million and a Director’s bonus of ¥43 million, a total of ¥140 million.

Existence of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration: Exists

Disclosure of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration

— The Company’s remuneration structure for the officers shall be designed with the aim of motivating them to contribute not only to short-term, but also to mid- to long-term business results, to enable the sustainable enhancement of the corporate value of the Company.

— Remuneration of the directors shall consist of a fixed monthly remuneration, which shall be paid as compensation for the performance of their duties, and an executive bonus, which is linked to the business results for the relevant business year.

— Remuneration of the directors shall be paid based on the remuneration standards approved by the board of directors. The remuneration standards shall be approved by taking into consideration the standards of other companies, so that they will be attractive to diverse and exceptional human resources. Bonuses of the directors shall be determined and paid by taking into consideration the business results of each business year, dividends to shareholders, the standards of bonuses of employees and other matters.

— In order to advance the Company’s sustainable growth and enhance its corporate value over the mid- to long-term by sharing common interests with the shareholders through having a shareholding in the Company, directors, executive officers and corporate auditors shall acquire the Company’s stock by contributing a certain portion of their fixed remuneration to the Officers Shareholding Association, and such stock shall be held continuously throughout their term of office and for 1 year after their retirement.

Support Systems for Outside Directors (Outside Corporate Auditors)

The Corporate Auditors’ Office has been formed as a staff organization directly under the Board of Corporate Auditors to provide support, and it reports directly to the Board of Corporate Auditors. In addition, minutes of the meetings of the Board of Directors and other information are provided to the Outside Directors and Outside Corporate Auditors if necessary.

2.	Matters Related to Governance Functions, Including Execution of Management, Auditing and Internal Supervision, Nominations and Decisions on Remuneration Etc. (Current Corporate Governance System)

Board of Directors

The Board of Directors comprises 14 members (comprising of 12 Inside Directors and 2 Outside Directors, or 13 men and 1 woman). The Board of Directors is responsible for making decisions with respect to important management matters, including the conduct of important business activities and other matters as prescribed by law. Board decisions are made after deliberating such matters according to established criteria, assessing risks and giving such matters due consideration. The Board of Directors is also responsible for supervising and monitoring the conduct of duties. In fiscal year 2014, the Board of Directors met 11 times.

Outside Directors

The Company appoints outside Directors who can offer advice on its corporate activities from an objective and broad perspective based on their abundant experience and considerable knowledge. In selecting Outside Directors, in principle, the Company seeks to identify persons whose interests are not in conflict with those of its shareholders and persons who have a high degree of independence.

Board of Corporate Auditors

The Board of Corporate Auditors comprises five members (including three outside Corporate Auditors). Each Corporate Auditor, through attendance at meetings of the Board of Directors, examination of status of Company assets and other activities, undertakes to audit the Directors in the conduct of their duties in accordance with the auditing criteria for Corporate Auditors, auditing policies and division of duties etc. determined by the Board of Corporate Auditors.

To provide timely and accurate reports to the Corporate Auditors, Standards for Corporate Auditor Reports has been established. Based on these standards, reports are made periodically to the Corporate Auditors on the status of the business operations of the Company and its subsidiaries etc., the design and operation of internal control systems and other matters. Also, when events occur that have a major impact on the Company, reports are prepared for the Corporate Auditors. Moreover, the Corporate Auditors attend the meetings of the Executive Council and other important meetings. In fiscal year 2014, the Board of Corporate Auditors met 10 times.

Status of Activities to Strengthen the Functions of the Corporate Auditors

The Company has formed the Corporate Auditors’ Office as a staff organization directly under the Board of Corporate Auditors to provide support to the Board of Corporate Auditors. Corporate Auditor Kunio Endo has had sufficient operating experience in the finance and accounting departments of the Company and its subsidiaries, and Corporate Auditor Hideo Takaura has abundant experience and considerable knowledge as a certified public accountant. Both of these Corporate Auditors qualify as “persons with considerable knowledge of finance and accounting,” as specified under Article 121-9 of the Implementation Regulations of Japan’s Company Law. In addition, the Company’s Board of Corporate Auditors has recognized Corporate Auditors Kunio Endo and Hideo Takaura as “specialists in finance in the Board of Corporate Auditors” as specified in the regulations of the U.S. Securities and Exchange Commission, based on Article 407 of U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act of 2002).

Outside Corporate Auditors

The Company has appointed Outside Corporate Auditors who can conduct auditing activities from a broad and sophisticated perspective based on their abundant experience and considerable knowledge. In selecting these Outside Corporate Auditors, in principle, the Company seeks to identify persons whose interests are not in conflict with those of its shareholders and persons who have a high degree of independence.

Decisions on Candidates for Director and Corporate Auditor

Candidates for Director are determined by the decisions of the Board of Directors. Candidates for Corporate Auditor are selected by decisions of the Board of Directors with the approval of the Board of Corporate Auditors.

Organizational Operating System

Under the Company’s operating systems, to further develop its business operations with strong ties to regions around the world, based on its basic philosophy and from a long-term perspective, headquarters have been established in six regions. The Motorcycle Business, Automobile Business, Power Products and Other Businesses have developed medium- to long-term plans by product and are making adjustments to pursue optimal business operations globally. In addition, each of the Company’s functional headquarters, including Business Management Operations, Business Support Operations, IT Operations, Purchasing Operations and Customer Service Operations, is providing support and making appropriate adjustments etc. to increase the effectiveness and efficiency of the Honda Group as a whole.

R&D activities are conducted mainly by independent subsidiaries. These activities are carried out on a free and competitive basis, centering around Honda R&D Co., Ltd., for products, and Honda Engineering Co., Ltd., for production technologies, with the goal of creating distinctive and internationally competitive product groups through the application of advanced technology.

Operating Officer System

The Company appoints Operating Officers to regional, business and functional headquarters, R&D subsidiaries and other major organizational units. This management system facilitates the making of rapid and appropriate management judgments at the regional and working level.

Executive Council

The Company has formed an Executive Council, which is composed of Operating Officers of senior managing officer level and above. This council conducts prior discussions of items that will be decided by the Board of Directors, and, within the limits of authority delegated to it by the Board of Directors, deliberates important management matters.

Regional Operating Boards

To give greater autonomy to the regional level and make rapid management decisions, the Company has formed regional operating boards within each regional headquarters. Within the limits of authority delegated to them by the Executive Council, these regional operating boards deliberate important management matters within their respective regions.

Accounting Audit

The Company has been audited from an accounting perspective by KPMG AZSA LLC as required under Japan’s Company Law, Japan’s Financial Instruments and Exchange Law and the Securities and Exchange Law of the United States.

Within KPMG AZSA LLC, a total of 108 staff conducted the audit. These accounting firm staff members comprised three certified public accountants (Sawaharu Kanai, Hiroyuki Yamada and Tsutomu Ogawa) who were in overall charge of the accounting audit, and 105 professional staff (including 39 certified public accountants, 6 accountants with U.S. certified public accountant status and 60 other staff members).

The total remuneration paid to KPMG AZSA LLC and its affiliated accounting firm, KPMG, in fiscal year 2014 for the preparation of the auditor’s report, based on Japan’s Company Law, Japan’s Financial Instruments and Exchange Law, and the Securities and Exchange Law of the United States, which covered the Company and its consolidated subsidiaries, was ¥4,180 million. In addition, remuneration paid by the Company and its consolidated subsidiaries in fiscal year 2014 for services other than auditing services received from KPMG AZSA LLC and its affiliated accounting firm, KPMG, amounted to ¥158 million.

Method of Determining Accounting Auditor Remuneration

In deciding the amount of remuneration for services provided by the Company’s Accounting Auditor, various factors are taken into consideration in discussions with the accounting firm, including the Company’s size, special features, the time schedule for the audit and other matters. In addition, to preserve the independence of the Accounting Auditor, remuneration to be paid is decided by the Board of Directors, with the prior approval of the Board of Corporate Auditors.

Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors and Outside Corporate Auditors based on the provisions of Article 427, Paragraph 1 of the Company Law, to the effect of limiting the liability for damages provided for in Article 423, Paragraph 1 of the Company Law to the minimum liability amount provided for in Article 425, Paragraph 1 of the Company Law.

3.	Reasons for the Selection of the Company’s Current Corporate Governance System

As a company adopting the “board of corporate auditors system” of corporate governance, the Company has elected internal members of its Board of Directors who have an in-depth understanding of the Company’s business activities, and two outside directors who have objective, broad and highly sophisticated perspectives. In addition, the Company’s Board of Corporate Auditors, which is independent of the Board of Directors, has more than a majority of outside Corporate Auditors. The Board of Directors and Board of Corporate Auditors are responsible for supervising and monitoring the conduct of management.

Management’s judgment is that the current corporate governance system is functioning appropriately in supervising and monitoring the conduct of management.

III.	Status of Implementation of Measures Related to Shareholders and Other Interested Parties

1.	Initiatives to Reactivate the General Meeting of Shareholders and Facilitate the Smooth Execution of Voting Rights

Scheduling of the General Meeting on days to avoid conflicts with other companies’ shareholder meetings

Supplementary Explanation

Holding the Regular General Meeting of Shareholders as early as possible, after considering preparation of schedules, etc.

Electronic exercise of voting rights

Supplementary Explanation

The Company is working to make it possible for shareholders to execute their voting rights via the Internet using PCs and mobile communication devices.

Participation in an electronic voting platform and taking initiatives to improve the voting environment for institutional investors

Supplementary Explanation

Participating in voting platform.

Offer an English-language version of the General Meeting notice (summary)

Supplementary Explanation

Offering an English-language translation of the notice of the General Meeting for foreign investors.

Other

Supplementary Explanation

Preparing an easy-to-understand business report using slides and holding events adjacent to the auditorium where the General Meeting is held to display Honda products and others. Also, following the directives of Japan’s Cabinet Office, concerning disclosing corporate information etc. announcing the results of the voting during the General Meeting.

2.	Status of Investor Relations (IR) Activities

Hold periodic information meetings for analysts and institutional investors

Supplementary Explanation

Holding information meetings to announce quarterly results (four times a year), and, as necessary, holding press conferences with the CEO presenting.

Explanation by Company Representatives

Yes

Hold periodic information meetings for foreign investors

Supplementary Explanation

For key foreign institutional investors at appropriate times conducting to explain the Honda Group’s business strategies etc..

Explanation by Company Representatives

Yes

Post IR materials on the Company website

Supplementary Explanation

Posting various types of Company information for investors on the Company website (Japanese: http://www.honda.co.jp/investors/ English: http://world.honda.com/investors/). Making timely disclosure of materials simultaneously in Japanese and English.

Appoint an IR Representative and create an IR department

Supplementary Explanation

The Company has appointed IR Representative in Japan and North America and is working to expand and enhance IR activities.

Other initiatives

Supplementary Explanation

Issuing a periodic publication for shareholders (Kabunushi Tsushin) that contains information on Honda’s business, products, financial performance and other topics. In addition, holding on-site tours of Honda factories and other facilities in Japan and overseas for shareholders and investors.

3.	Initiatives Related to Respecting the Viewpoints of Stakeholders

Require respect for the viewpoints of stakeholders through issuance of internal guidelines.

Supplementary Explanation

To solidify trust in Honda among customers and in society, a code of conduct has been issued to be shared by all personnel working in the Honda Group: “Honda Conduct Guidelines.”

Implement environmental preservation and other CSR activities, etc.

Supplementary Explanation

Honda CSR activities, also including our efforts in environment, are covered in the “Sustainability Report” in addition to the “Driving Safety Promotion Report” which covers driver safety programs. These reports are available on our website.

Establish policies, etc., for offering information to stakeholders.

Supplementary Explanation

To gain substantially increased trust and mutual understanding of all stakeholders, Honda emphasizes transparency to offer information proactively. For disclosure of corporate information through earnings and financial reports, a Disclosure Committee has been formed comprising the Operating Officer in charge and other personnel, which is in charge of deliberating the accuracy and appropriateness of disclosure content.

IV.	Matters Related to Internal Control Systems

1.	Basic Approach to and Current Status of Internal Control Systems

(1)	Systems for ensuring that the execution of duties by Directors and employees complies with the law and the Company’s Articles of Incorporation

The Company has prepared the Honda Conduct Guidelines which provide for conformity with applicable laws and internal rules and regulations as guidelines for conduct which should be shared by the Company’s management and employees, and implements measures to ensure that all management personnel and employees are made aware of and follow these guidelines.

The Company establishes its compliance system such as by appointing a Compliance Officer, who is a director in charge of compliance-related initiatives and by establishing the Compliance Committee and the Business Ethics Improvement Proposal Line.

(2)	Systems related to retention and management of information on execution of duties by the Directors

Information related to the execution of duties by the Directors, including minutes of Board of Directors meetings and other important meetings, is retained and stored appropriately in accordance with the Company’s document management policy.

(3)	Regulations and other systems related to risk management

Important management issues are taken up by the Board of Directors, the Executive Council and/or Regional Operating Boards, which discuss them in accordance with established rules of procedure, assess associated risks and make decisions after due consideration.

A Risk Management Officer is appointed as a director in charge of promoting risk management initiatives. The Risk Management Officer playing the main role, risk information is collected and evaluated (of these risks, significant risk is promptly reported to the division in charge along with instructions on the countermeasures, and its progress is then monitored).

For large-scale disasters requiring Company-level crisis management, the Company organizes the system, such as by establishing the Honda Global Risk Management Policy.

(4)	Systems for ensuring that the execution of duties by the Directors is being conducted efficiently

The Company has established a system for operating its organizational units that reflects its fundamental corporate philosophy. For example, separate headquarters have been set up for each region, business and function, and an operating officer has been assigned to each headquarters and main division. In addition, we have implemented a system that enables prompt and appropriate decision making by having the Executive Council and Regional Operating Boards deliberate on important management issues.

To conduct management efficiently and effectively, business plans are prepared on an annual basis and for the medium term, and measures are taken to share these plans.

(5)	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company and its subsidiaries share the Honda Conduct Guidelines and basic policies regarding corporate governance. In addition, each subsidiary works to promote activities that are in compliance with the laws of countries in which they operate and practices observed in their respective industries as they endeavor to enhance corporate governance.

The Company appoints the directors in charge of supervising each of its subsidiaries.

As for the business execution of its subsidiaries, the Company helps with the establishment of account settlement rules. When it comes to important management issues, the Company requests the subsidiary to obtain prior approval from the Company or to report to the Company according to its internal rules. The business control division of the Company regularly receives reports on the subsidiary’s business plans to confirm the appropriateness of the operation. Based on the Honda Global Risk Management Policy, the Company also receives reports on important risks from the subsidiary and requests the subsidiary to establish a risk management system in accordance with the corporate size and their respective industries. The Company then confirms the state of establishment and operation of the system.

The Business Ethics Improvement Proposal Line of the Company establishes an internal whistle-blowing and response system for the Company and subsidiaries and major subsidiaries have such internal reporting functions etc. These systems enable the Honda Group to discover and respond to issues that may arise at an early date.

The Audit Office, which directly reports to the president and CEO, is working to strengthen internal auditing functions within the Honda Group, internal auditing of all units, supervising and providing guidance to internal auditing units in major subsidiaries, conducting audits of subsidiaries directly when necessary.

In the case of a company accounted for by the equity method, the Company works to improve corporate governance throughout the Group by seeking the understanding and cooperation of such companies with Honda’s basic corporate governance policies.

(6)	Provision of employees when assistance is requested by corporate auditors, independence of such employees from the Directors, and to ensure effectiveness of instructions which are given to such employees

The Corporate Auditors’ Office has been established as a supportive staff organization directly under the Board of Corporate Auditors to provide support to the Corporate Auditors.

(7)	Systems for ensuring Directors and employees report to Corporate Auditors and other systems related to the reporting to Corporate Auditors

In addition to regularly reporting the state of operations at the Company and its subsidiaries and the state of implementation and operation of internal control systems, including those related to compliance and risk management, any information that may have a significant impact on the Company’s operations is also reported to the Corporate Auditors.

No one should suffer a disadvantage because of making such reports to the Corporate Auditor. The Company’s subsidiaries are requested to show the same consideration.

(8)	Other systems for ensuring the effectiveness of audits by Corporate Auditors

The Corporate Auditors work closely with the Audit Office, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, the Corporate Auditors attend the Executive Council and other important meetings.

In order to make the Company to bear the necessary cost of the Corporate Auditors to conduct their duties, an annual budget is secured every accounting period based on the proposal from the Corporate Auditor.

2.	Basic Approach to and Current Status of Activities to Exclude Anti-Social Elements

Honda’s basic policy is to maintain a resolute attitude at all times toward anti-social elements that threaten social order and safety. An organizational unit has been formed to respond to these elements, and the Company works closely with the police and other outside organizations.

V.	Other Information

1.	Adoption of anti-takeover measures

Existence of anti-takeover provisions: None

Supplementary Explanation of Matters Related to this Item

2.	Other matters related to corporate governance, etc.

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Basic policy for timely disclosure

The Company regards the following as material information that should be disclosed and works to make such information available promptly, appropriately and fairly to shareholders, investors and other stakeholders.

Material information

(1)	Corporate information that must be disclosed under Japan’s Financial Instruments and Exchange Law and the regulations of stock exchanges (as set forth in regulations regarding listed securities) and that will have a material impact on investment judgments.

(2)	Other corporate information that may have a material impact on investment judgments.

Internal systems for timely disclosure of corporate information

The Company has established systems for the management of corporate information under which, under the supervision of the officer in charge of handling information, the General Affairs, Legal, Finance and Accounting divisions collect corporate information which is expected to constitute information that is subject to timely disclosure from the Company’s decision-making body, units that have principal responsibility (units with principal responsibility) for businesses relating to the relevant information and subsidiaries and manages such information..

Decisions on whether the information is material and should be disclosed and the manner in which it should be disclosed are made, in accord with the basic policy previously mentioned, through joint discussions led by the officer in charge of handling information together with the General Affairs, Legal, Finance and Accounting divisions; the representative directors; units with principal responsibility; and the officers who manage and supervise such units (officers in charge).